EXHIBIT 5.1

Opinion of Ropes & Gray LLP

November 7, 2008

American Science and Engineering, Inc.

829 Middlesex Turnpike

Billerica, Massachusetts 01821

Ladies and Gentlemen:

This opinion is furnished to you in connection with a Registration Statement on Form S-8 (the “Registration Statement”) of American Science and Engineering, Inc. (the “Company”) filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”) on or about the date of this letter for the registration of 250,000 shares of the Company’s common stock, $.66 2/3 par value (the “Shares”).  The Shares are issuable under the American Science and Engineering, Inc. Amended and Restated 2005 Equity and Incentive Plan (the “Plan”).

We are familiar with the actions taken by the Company in connection with the Plan and the Registration Statement.  For purposes of our opinion, we have examined and relied upon such documents, records, certificates and other instruments as we have deemed necessary.  The opinions expressed below are limited to the laws of The Commonwealth of Massachusetts, including the applicable provisions of the Constitution of The Commonwealth of Massachusetts and the reported cases interpreting those laws.

Based on the foregoing, we are of the opinion that the Shares have been duly authorized and, when the Shares have been issued and sold in accordance with the terms of the Plan, the Shares will be validly issued, fully paid and non-assessable.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement.  Our consent shall not be deemed an admission that we are experts whose consent is required under Section 7 of the Act.

It is understood that this opinion is to be used only in connection with the offer and sale of Shares while the Registration Statement is in effect.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP